Confidentially submitted to the U.S. Securities and Exchange Commission on November 22, 2021

This Amendment No. 2 to Draft Registration Statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Visionary Education Technology Holdings Group Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5

905-739-0593

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dr. Simon L. Tang, Esq.

WinWin Law PLLC

9999 Bellaire Blvd.,

Suite 350

Houston, TX 77036

Tel: (713) 818-0707

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven W. Schuster, Esq. Eric Honick, Esq. Xuan (Shane) Wu, Esq. McLaughlin & Stern, LLP 260 Madison Avenue, 18th Floor New York, NY, 10016 Tel: (212) 448-1100	Ross Carmel, Esq. Carmel, Milazzo & Feil LLP 55 West 39th Street, 18th Floor New York, NY 10018 Tel: 212-658-0458

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Shares, no par value per share(3)	$23,000,000	$2,132.10
Underwriters’ warrants (4)(5)	–
Common Shares underlying Underwriters’ warrants(3)	1,656,000	153.52
Total	$24,656,000	$2,285.62

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933. Includes the offering price attributable to additional shares that Joseph Stone Capital LLC (the “Underwriters”) has the option to purchase up to [●] shares of Common Shares to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.
(3)	In accordance with Rule 416, we are also registering an indeterminate number of additional Common Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(4)	We have agreed to issue, on the closing date of this offering, warrants (the “Underwriters’ Warrants”), to Joseph Stone Capital, LLC, the representative of the Underwriters, to purchase an amount equal to six percent (6.0%) of the aggregate number of Common Shares, no par value per share (the “Common Shares”) sold by us in this offering. The exercise price of the Underwriters’ Warrants is equal to 120% of the price of our Common Shares offered hereby. The Underwriters’ Warrants are exercisable for a period of five years from the date that the warrant is first exercisable, which is 180 days after the closing of this offering.
(5)	No fee required pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”) filed with the Securities and Exchange Commission on November 22, 2021 (File No. 377-05727), is submitted solely to file exhibits which were unable to be filed with the original filing due to quantity and size of the filing. Accordingly, this Amendment No. 2 consists only of the cover page, this explanatory note, Part II of the Registration Statement, the signature page to the Registration Statement, and the exhibits submitted herewith. This Amendment No. 2 does not modify any content of the preliminary prospectus contained in Part I of the Draft Registration Statement. Accordingly, the preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Exhibits and Financial Statement Schedules.

(a)     Exhibits

The exhibits listed in the exhibit index, appearing elsewhere in this registration statement, have been filed as a part of this registration statement.

(b)    Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the audited consolidated financial statements or notes thereto.

Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the SEC are not required under the related requirements or are inapplicable, and, therefore, have been omitted.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1**	Articles of Incorporation dated August 20, 2013
3.2**	Articles of Amendment dated March 25, 2021
3.3**	By-Law No. 1 dated August 20, 2013
3.4**	By-Law No. 2 dated August 20, 2013
4.1**	Specimen Certificate evidencing Common Shares (100 Shares, No. Com-1) dated August 21, 2013
4.2**	Specimen Certificate evidencing Common Shares (100 Shares, No. Com-2) dated August 21, 2013
4.3**	Specimen Certificate evidencing Common Shares (999,900 Shares, No. Com-3) dated October 15, 2021
4.4*	Form of Underwriters’ Warrant (included in Exhibit 1.1)
5.1*	Opinion of McLaughlin & Stern LLP
5.2*	Opinion of LexTransact Law with respect to certain matters of Canadian Law
10.1**	Investment Agreement by and between Conbridge College of Business and Technology dated March 1, 2021
10.2**	Agreement by and among Farvision Education Group Inc., Bai Ning, Xu Yan, and Canada Inc./Lowell Academy dated June 12, 2021
10.3**	Share Purchase Agreement by and between Max the Mutt Animation Inc. and Farvision Education Group Inc. dated December 19, 2021
10.4**	Asset Acquisition Agreement by and between Maple Toronto Art & Performance Academy and Ontario Inc. o/a Alathena International Academy Richmond Hill dated July 27, 2020
10.5**	Maple Toronto Art & Performance Academy Inc. Joint Venture Agreement by and between Farvision Education Group Inc. and Ontario Inc. dated July 15, 2020
10.6**	Agreement by and among Visionary Education Technology Holdings Group Inc., Xiao Feng Wang, Glorious Future Study Abroad Immigration Group Inc., and PrideMax International Human Resources Services Inc. dated March 25, 2021
10.7**	Merger and Acquisition Agreement by and among 123 Real Estate Development Ontario Ltd., Wang Xiao Feng, and PrideMax Construction Group Inc. dated February 25, 2019
10.8**	Agreement by and among Farvision Education Group, Wang Xiao Feng, and Princeton Career Education Group Inc. dated June 6, 2021
10.9**	Merger and Acquisition Agreement by and among 123 Natural Food Ontario Ltd., China Youth (Canada) Langton Education Technology Co., and Toronto ESchool Inc.
10.10**	Acquisition Agreement by and among Farvision Education Group Inc., Hassan Mirazi, and Toronto High School Inc.
10.11**	Memorandum of Understanding by and between Halifax Language Institute of Canada and Farvision Education Group Inc. dated June 28, 2021
10.12**	Memorandum of Understanding by and between Farvision Education Group Inc. and University Canada West dated February 17, 2021
10.13**	Education Recruitment Agent Agreement by and between Canadian Business Skills College of Technology and Farvision Education Group dated May 20, 2021
10.14**	Recruitment Agreement by and between Niagara University and Farvision Education Group Inc. dated July 14, 2021
10.15**	Agreement by and between Trent International, Trent University and Farvision Global Development Inc.
10.16**	Agreement for the Recruitment and Management of Education Agents by and between GEGM Enterprises Pty Ltd. trading as AgentBee and Farvision Education Group dated June 7, 2021
10.17**	Partnership Agreement by and between Farvision Education Group Ltd. and A&M Starlight, Education and Immigration Agency
10.18**	Agreement of Purchase and Sale of 41 Metropolitan Road by and between 123 Real Estate Development Ontario Ltd. and DIR Properties GP Inc. dated May 20, 2015
10.19**	Amendment to Agreement of Purchase and Sale of 41 Metropolitan Road by and between 123 Real Estate Development Ontario Ltd. and DIR Properties GP Inc. dated November 17, 2015

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10.20**	Agreement of Purchase and Sale of 200 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 2 dated November 23, 2020
10.21**	Amendment by Letter Agreement to the Agreement of Purchase and Sale of 200 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 2 dated January 25, 2021
10.22**	Agreement of Purchase and Sale of 260 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 1 dated November 25, 2020
10.23**	Amendment by Letter Agreement to the Agreement of Purchase and Sale of 260 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 1 dated January 25, 2021
10.24**	Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated May 19, 2021
10.25 **	First Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated July 23, 2021
10.26**	Second Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated August 6, 2021
10.27**	Third Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated October 5, 2021
10.28**	Credit Facility Letter by and among HSBC Bank Canada, as lender, Canada Animation Industry Group Inc., as borrower, Fan Zhou, as guarantor, Visionary Education Technology Holdings Group Inc., as guarantor, and NeoCanaan Investment Corporation, as guarantor, for the acquisition of 200 Town Centre Boulevard dated April 5, 2021
10.29**	Offer of Financing Letter by and among National Bank of Canada, as lender, 123 Natural Food Ontario Ltd., as borrower, and Fan Zhou, as guarantor, dated November 25, 2020
10.30**	Credit Facility Letter by and among HSBC Bank Canada, as lender, NeoCanaan Investment Corporation, as borrower, Fan Zhou, as guarantor, Visionary Education Technology Holdings Group Inc., as guarantor, and Canada Animation Industry Group Inc. for the acquisition of 260 Town Centre Boulevard dated April 5, 2021
10.31	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Thomas Traves dated November 1, 2021
10.32	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Katy Liu dated April 3, 2021
10.33	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Harley d’Entremont dated July 1, 2021
10.34	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Steven Delaney dated September 27, 2021
10.35	Memorandum of Understanding by and between Farvision Education Group Inc. and Canadian Film and Television Institute dated May 12, 2021
10.36	Discharge of Royal Bank of Canada Mortgage Letter dated January 15, 2021 for mortgage of the property located a 41 Metropolitan Boulevard by and between Royal Bank of Canada, as lender, and 123 Natural Food Ontario Ltd., as borrower
10.37	Loan Agreement by and between Visionary Education Technology Holdings Group Inc. and China Youth Langton (Canada) Education Technology Co. Ltd. dated March 31, 2021
10.38	Loan Agreement by and between Fan Zhou and 123 Real Estate Development Ontario Ltd. dated May 18, 2021
10.39	Loan Agreement by and between Fan Zhou and 123 Real Estate Development Ontario Ltd. dated March 31, 2021
10.40	Loan Agreement by and between Fan Zhou and Farvision Education Group Inc. dated March 31, 2021
10.41	Loan Agreement by and between Fan Zhou and Visionary Education Services and Management Inc. dated November 5, 2021
10.42	Loan Agreement by and between Fan Zhou and Vision Education Technology Holdings Group Inc. dated March 31, 2021
21.1	List of Subsidiaries of the Registrant
23.1	Consent of MNP, LLP
23.2	Consent of McLaughlin & Stern LLP (included in 5.1 above)
23.3	Consent of LexTransact Law (included in 5.2 above)
24.1	Power of Attorney (included in signature pages hereto)

*To be filed by amendment.

** Previously filed.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ontario, Canada on November 22, 2021.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

By: /s/ Thomas Traves
Name: Thomas Traves
Title: Chief Executive Officer (principal executive officer),
Chairman, and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas Traves his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective amendments thereto) effective upon filing pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that each said attorney-in-fact and agent or any of them or their or his or her substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas Traves	Chairman, Chief Executive Officer, and Director	November 22, 2021
Thomas Traves	(principal executive officer)

/s/ Katy Liu	Chief Financial Officer	November 22, 2021
Katy Liu	(principal financial and accounting officer)

/a/ Fan Zhou	Executive Director	November 22, 2021
Fan Zhou

/s/ J. Colin Dodds	Director	November 22, 2021
J. Colin Dodds

/s/ Zaiyi Liao	Director	November 22, 2021
Zaiyi Liao

/s/ Yu Bun Chan	Vice Chairman of the Board and Director	November 22, 2021
Yu Bun Chan

/s/ Haiping Xie	Director	November 22, 2021
Haiping Xie

/s/ Simon Tang	Vice Chairman of the Board and Director	November 22, 2021
Simon Tang

/s/ Peter Milliken	Honorable Chairman and Director	November 22, 2021
Peter Milliken

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